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404-881-7000

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www.alston.com

Martin Dozier	Direct Dial: 404-881-4932	E-mail: martin.dozier@alston.com

March 28, 2016

Via EDGAR AND Overnight Delivery

Mr. Ed Bartz

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	Business Development Corp of America II

CIK No. 0001606657

Dear Mr. Bartz

This letter sets forth the response of our client, Business Development Corp of America II (the “Issuer”), to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) via teleconference on March 10, 2016, regarding the preliminary proxy statement (the “Proxy Statement”) which was publicly filed on March 9, 2016.

In connection with the submission of this correspondence, the Issuer publicly filed its definitive proxy statement (the “Definitive Proxy Statement”) with the Commission via EDGAR on March 25, 2016. For convenience of reference, this response letter includes the comments issued by the Staff during the March 10 teleconference.

1.           Comment:           Please provide a copy of the letter agreement between the Issuer and BDCA Adviser II, LLC (the “Adviser”) that is referenced on page 3 of the Proxy Statement.

Response:           A copy of the executed letter agreement between the Issuer and the Adviser is included as Annex B to the Definitive Proxy Statement, which appears on page 21 thereof.

2.           Comment:           Please confirm that the number of debt investments referenced in the text of the Proxy Statement corresponds with the number of debt investments listed in the schedule of investments included in the Proxy Statement.

Response:            Included on page 17 of the Definitive Proxy Statement is a schedule of the Issuer’s investments as of March 11, 2016, which consist of ten debt investments. The Issuer confirms that the disclosure throughout the Definitive Proxy Statement corresponds with this schedule.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Mr. Ed Bartz

March 28, 2016

3.           Comment:           The Proxy Statement frequently discloses that the Issuer “expect[s] to” pay the final liquidating distribution to its stockholders no later than June 30, 2016. Please revise such disclosure to state that the Issuer “will” make such payments by June 30, 2016.

Response:           Please see the Definitive Proxy Statement which includes the requested revision throughout.

4.           Comment:           The Proxy Statement frequently discloses that the Issuer will make aggregate liquidating distributions to each stockholder in an amount equal to $9.00 per share of the Issuer’s common stock held by such stockholder. Please clarify in such disclosures that $9.00 is equal to a stockholder’s initial investment per share, net of any selling commissions or dealer manager fees which may have been paid in connection with the stockholder’s purchase of shares.

Response:           Please see the Definitive Proxy Statement which includes the requested revision throughout.

5.           Comment:           Pages 4 and 7 of the Proxy Statement disclose that the Adviser will make payment to each of Issuer’s stockholders in an amount equal to any selling commissions or dealer manager fees that were paid from the proceeds of such stockholder’s purchase of shares of the Issuer’s common stock. Please clarify in these disclosures that this amount will be equal to $1.00 per share, assuming the maximum amount of selling commissions and dealer manager fees were paid in connection with a stockholder’s purchase of shares of the Issuer’s common stock.

Response:           Please see the Definitive Proxy Statement which includes the requested disclosure on pages 5 and 9 thereof.

6.           Comment:           Page 7 of the Proxy Statement discloses that the Issuer made distribution payments in November and December to its stockholders. Please supplement this disclosure with a statement of the amount of aggregate distributions paid per-share during these months.

Response:           Please see the Definitive Proxy Statement which includes disclosure on page 8 thereof that the amount of aggregate distributions made to the Issuer’s stockholders equaled $0.12 per share, assuming that an investor was a stockholder of record from October 1, the date that distributions first began to accrue, until December 1, 2015, the date of the Issuer’s last distribution payment to its stockholders.

7.           Comment:           Please clarify whether the previous distributions made by the Issuer to its stockholders in November and December 2015 will be deducted from the aggregate liquidating distributions equal to $9.00 per share held by each stockholders.

Response:           The Issuer confirms that the previous distributions paid to its stockholders will not be deducted from the $9.00 aggregate liquidating distributions per share held by each stockholder.

8.           Comment:           Please delete the subheading and accompanying disclosure entitled “Amendment and Abandonment of the Plan” on page 8 of the Proxy Statement.

Response:           Please see the Definitive Proxy Statement in which the referenced language has been deleted.

Mr. Ed Bartz

March 28, 2016

9.           Comment:           Please amend the risk factors that appear under the heading “Risks that may Delay our Liquidating Distributions” on page 9 of the Proxy Statement to disclose that in no event will the final payment of liquidating distribution be delayed past June 30, 2016.

Response:           Please see the Definitive Proxy Statement containing the requested revisions on page 11 thereof.

12.          Comment:           Please amend the Plan of Complete Liquidation and Dissolution (the “Plan”) attached to the Proxy Statement as Annex A to (i) specify that the final liquidating distribution shall be made by June 30, 2016; and (ii) to remove the language that the Issuer’s board of directors (the “Board”) may terminate the plan for any reason.

Response:           The Issuer’s board of directors amended the Plan on March 23, 2016, as requested. A copy of the Amended and Restated Plan of Complete Liquidation and Dissolution is included as Annex A to the Definitive Proxy Statement, which begins on page 19 thereof.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

/s/ Martin Dozier

Martin Dozier